Exhibit 99.66

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Skeena Resources Limited (the "Company") Suite 650 - 1021 West Hastings Street Vancouver, British Columbia V6E 0C3

Item 2	Date of Material Change

June 7, 2021

Item 3	News Release

The Company issued an initial news release announcing the material change that is the subject of this material change report on June 4, 2021, and filed a subsequent news release on June 10, 2021. Both news releases were filed on the System for Electronic Document Analysis and Retrieval ("SEDAR").

Item 4	Summary of Material Change

On June 4, 2021, the Company announced a consolidation of its issued and outstanding share capital on the basis of one post-consolidation share for each four pre-consolidation shares. The consolidation was effective on June 7, 2021, and the Company's common shares commenced trading on the Toronto Stock Exchange on a consolidated basis at the open of markets on June 10, 2021.

Item 5.1	Full Description of Material Change

The Company implemented a consolidation of its outstanding common shares on the basis of one post-consolidation share for each four pre-consolidation shares. The consolidation took effect on June 7, 2021 and the Company's common shares commenced trading on the Toronto Stock Exchange on a consolidated basis at the open of markets on June 10, 2021.

Immediately prior to the consolidation, there were 243,810,333 common shares issued and outstanding. Immediately following completion of the consolidation, the Company has 60,952,631 common shares issued and outstanding. No fractional shares were issued as a result of the consolidation. The number of post-consolidation shares received by a shareholder was rounded up, in the case of a fractional interest that was 0.5 or greater, or rounded down, in the case of a fractional interest that was less than 0.5, to the nearest whole number of common shares. All outstanding warrants and incentive stock options have been adjusted to increase their exercise price by a factor of four and to reduce the number of common shares issuable upon exercise by a factor of four.

Letters of transmittal have been mailed to all registered shareholders holding share certificates with instructions on how to surrender their pre-consolidation share certificates for replacement share certificates or a direct registration advice representing their post consolidation shares. The letter of transmittal is also available through the Company's transfer agent, Computershare Investor Services Inc., on SEDAR and on the Company's website (www.skeenaresources.com).

Holders of shares of the Company who hold uncertificated shares (that is shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company's transfer agent or, in the case of beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Walter Coles, Jr., President and Chief Executive Officer, Tel No: (604) 684-8725.

Item 9	Date of Report

June 17, 2021